EXHIBIT 3.2(A)
AMENDED AND RESTATED CODE OF BY-LAWS
OF
HILLENBRAND, INC.
(as adopted by the Board of Directors effective on November 14, 2023)
(redline version of amended sections)

Section 7.02    Indemnity. The Corporation shall indemnify any person who is or was a director, officer, or employee of the Corporation (“Eligible Person”) in accordance with the provisions of this Section 7.02 if the Eligible Person is a party to or threatened to be made a party to any proceeding against all expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) and amounts paid in settlement actually and reasonably incurred by the Eligible Person in connection with such proceeding, but only (a) if the Eligible Person acted in good faith, and (b) (i) in the case of conduct in the Eligible Person’s official capacity with the Corporation, if the Eligible Person acted in a manner which the Eligible Person reasonably believed to be in the best interests of the Corporation, or (ii) in the case of conduct other than in the Eligible Person’s official capacity with the Corporation, if the Eligible Person acted in a manner which the Eligible Person reasonably believed was at least not opposed to the best interests of the Corporation, and (c) in the case of a criminal proceeding, the Eligible Person had reasonable cause to believe that the Eligible Person’s conduct was lawful or had no reasonable cause to believe that the Eligible Person’s conduct was unlawful, and (d) if required by the Act, the Corporation makes a determination that indemnification of the Eligible Person is permissible because the Eligible Person has met the standard of conduct as set forth in the Act.

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Section 7.05    Exclusions. Notwithstanding any provision in this Article 7, the Corporation shall not be obligated under this Article to make any indemnity or advance expenses in connection with any claim made against the Eligible Person:

(a)    for which payment has actually been made to or on behalf of the Eligible Person under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under such insurance or other indemnity provision;

(b)    if a court having jurisdiction in the matter shall finally determine that an Eligible Person derived an improper personal benefit from any transaction;

(c)    if a court having jurisdiction in the matter shall finally determine that an Eligible Person is liable for disgorgement of profits resulting from the purchase and sale or sale and purchase by the Eligible Person of securities of the Corporation in violation of Section 16(b) of the Exchange Act and amendments thereto or similar provisions of any federal, state, or local statutory law or common law;

(d)    if a court having jurisdiction in the matter shall finally determine that such indemnification is not lawful under any applicable statute ~~or public policy~~; or

(e)    if such indemnification is not lawful under any applicable public policy (in this respect, if applicable, both the Corporation and the Eligible Person have been advised that the Securities and Exchange Commission takes the position that indemnification for liabilities (i) arising under the federal securities laws or (ii) for the recovery of erroneously awarded compensation as a result of material noncompliance with accounting rules are both ~~is~~ against public policy and ~~is~~are, therefore, unenforceable and that claims for indemnification should be submitted to appropriate courts for adjudication); or

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(~~e~~f)    in connection with any proceeding (or part thereof) initiated by the Eligible Person against the Corporation or its directors, officers, or employees, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, or (iv) the proceeding is initiated pursuant to Section 7.08 hereof and the Eligible Person is successful in whole or in part in such proceeding.

Section 7.06    Advancement of Expenses. The expenses incurred by the Eligible Person in any proceeding shall, subject to Section 7.05, be paid promptly by the Corporation upon demand and in advance of final disposition of the proceeding at the written request of the Eligible Person, if (a) the Eligible Person furnishes the Corporation with a written affirmation of the Eligible Person’s good faith belief that the Eligible Person has met the standard of conduct required by the Act or this Article, (b) the Eligible Person furnishes the Corporation with a written undertaking to repay such advance to the extent that it is ultimately determined that the Eligible Person did not meet the standard of conduct that would entitle the Eligible Person to indemnification, and (c) if required by the Act, the Corporation makes a determination that the facts known to those making the determination would not preclude indemnification under the Act. Such advances shall be made without regard to the Eligible Person’s ability to repay such expenses.